Exhibit 99.4

NUTRIEN LTD.

ROCANVILLE

NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

ROCANVILLE POTASH DEPOSIT (KL 305),

SASKATCHEWAN, CANADA

FEBRUARY 20, 2025

PREPARED BY: JODI DERKACH, P. GEO.

CRAIG FUNK, P. ENG., P. GEO.

NUTRIEN LTD.

GEOSERVICES & LAND—ENGINEERING, TECHNOLOGY & CAPITAL

SUITE 1700, 211 19TH STREET EAST

SASKATOON, SASKATCHEWAN, CANADA

S7K 5R6

QUALIFIED PERSONS: JODI DERKACH, P. GEO. AND CRAIG FUNK, P. ENG., P. GEO.

DATE AND SIGNATURE PAGE

The scientific and technical information included in this report has been prepared under the supervision of persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101. Jodi Derkach, P. Geo. and Craig Funk, P. Eng., P. Geo. are the qualified persons who supervised the preparation of the information presented in this report and who verified the data disclosed herein.

/s/ “Jodi Derkach”
Signature	Jodi Derkach P. Geo.
Senior Manager, Land & Resource Nutrien Ltd.

Date	February 20, 2025

/s/ “Craig Funk”
Signature	Craig Funk, P. Eng., P. Geo.
Director, GeoServices & Land Nutrien Ltd.

Date	February 20, 2025

AUTHOR PAGE

The scientific and technical information included in this report has been prepared by, or under the supervision of, persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101.

Jodi Derkach, B. Sc., Cert. GIS, P. Geo. (APEGS Member # 14897)

•	Senior Manager, Land & Resource – Engineering, Technology & Capital

•	B. Sc. (Geology), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 2007

•	Geographic Information Science for Resource Management Certificate, Saskatchewan Polytechnic, Prince Albert, Saskatchewan, Canada, 2010

•	with Nutrien or its subsidiaries since 2010

Craig Funk, B. Sc., M. Sc., P. Eng., P. Geo. (APEGS Member # 16034)

•	Director, GeoServices & Land – Engineering, Technology & Capital

•	B. Sc. (Geological Engineering – Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1989

•	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1992

•	with Nutrien or its subsidiaries since 2008

are the qualified persons who supervised the preparation of all information presented in this report and who verified the data disclosed herein.

The team of persons who conducted the work presented within this report consists of:

Lisa MacKenzie, Cert. GIS

•	Senior Advisor, Land – Engineering, Technology & Capital

•	Geographic Information Science for Resource Management Certificate, Saskatchewan Polytechnic, Prince Albert, Saskatchewan, Canada, 2012

•	with Nutrien or its subsidiaries since 2012

Jennifer Nicolay Lawlor, B. Sc., P. Geo. (APEGS Member # 16167)

•	Senior Advisor, Land & Resource – Engineering, Technology & Capital

•	B. Sc. (Geology), University of Regina, Regina, Saskatchewan, Canada, 2008

•	with Nutrien or its subsidiaries since 2013

The authors would like to acknowledge the many staff who provided information and expert reviews on portions of this report, as well as past contributions of former (retired) staff Terrance Danyluk and Arnfinn Prugger.

TABLE OF CONTENTS

DATE AND SIGNATURE PAGE		2

AUTHOR PAGE		3

TABLE OF CONTENTS		4

LIST OF FIGURES		6

LIST OF TABLES		7

1.0	SUMMARY	8

2.0	INTRODUCTION	10

3.0	RELIANCE ON OTHER EXPERTS	11

4.0	PROPERTY DESCRIPTION AND LOCATION	11

4.1	GENERAL	11

4.2	MINERAL RIGHTS	13

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	14

6.0	HISTORY	15

7.0	GEOLOGICAL SETTING AND MINERALIZATION	16

8.0	DEPOSIT TYPE	17

9.0	EXPLORATION	18

10.0	DRILLING	20

11.1	BASIC APPROACH	22

11.2	MEAN POTASH MINERAL GRADE FROM IN-MINE SAMPLES	24

11.3	POTASH ORE DENSITY FROM IN-MINE MINERAL GRADE MEASUREMENTS	25

12.0	DATA VERIFICATION	25

12.1	ASSAY DATA	25

12.2	EXPLORATION DATA	26

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	26

14.0	MINERAL RESOURCE ESTIMATES	27

14.1	DEFINITIONS OF MINERAL RESOURCE	27

14.2	ROCANVILLE POTASH RESOURCE CALCULATIONS	27

15.0	MINERAL RESERVE ESTIMATES	29

15.1	DEFINITIONS OF MINERAL RESERVE	29

15.2	ROCANVILLE POTASH RESERVE CALCULATIONS	29

16.0	MINING METHOD	30

16.1	MINING OPERATIONS	30

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS	33

17.0	RECOVERY METHODS	34

18.0	PROJECT INFRASTRUCTURE	35

19.0	MARKET STUDIES AND CONTRACTS	35

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	39

21.0	CAPITAL AND OPERATING COSTS	40

22.0	ECONOMIC ANALYSIS	40

22.1	FUNDAMENTALS	40

22.2	TAXES	41

23.0	ADJACENT PROPERTIES	41

24.0	OTHER RELEVANT DATA AND INFORMATION	42

25.0	INTERPRETATION AND CONCLUSIONS	42

26.0	RECOMMENDATIONS	42

27.0	REFERENCES	43

LIST OF FIGURES

Unless otherwise noted, figures for which a source and / or date are not provided are current as of the effective date of this report and were prepared by the Company.

Figure 1: Aerial photo of Rocanville surface operations, 2020	8
Figure 2: Actual finished potash products production from the Rocanville mine over the past 10 years (in million tonnes per year)	9
Figure 3: Map showing location of Nutrien Operations, including Rocanville	11
Figure 4: Nutrien’s potash operations, including Rocanville, relative to potash mineralization (pink) in Saskatchewan	12
Figure 5: Map showing Rocanville Crown Lease KL 305 (blue) and KL 279 (green)	14
Figure 6: Map showing infrastructure near Rocanville. Rocanville surface operations shown as red dot and Scissors Creek surface operations shown as green dot	15
Figure 7: Vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region	16
Figure 8: Geophysical wireline logs showing basic stratigraphy of the Prairie Evaporite Formation in the Rocanville area	17
Figure 9: Cross-section of the Prairie Evaporite Formation across southern Saskatchewan showing relative position of potash members	18
Figure 10: Potash exploration at Rocanville including 3D seismic (purple), 2D seismic infill (orange lines), and potash drillholes (black dots)	19
Figure 11: A seismic section showing relative rock velocities and major geological units at Nutrien’s conventional potash operations	20
Figure 12: Potash assay plot for drillhole PCS Tantallon 08-02-18-32 W1 indicating the best 2.59 m (8.5’) mining interval	23
Figure 13: Histogram of potash ore grade from Rocanville in-mine grade samples (1970 to December 2024)	24
Figure 14: Map showing Rocanville Mineral Resource as of December 2024	28
Figure 15: Map showing Rocanville Mineral Reserve to December 2024	30
Figure 16: Schematic cross-section through the Prairie Evaporite Formation, illustrating mining horizons at each of Nutrien’s conventional potash operations	32
Figure 17: Mined tonnes, product tonnes, and concentration ratio for the Rocanville mine over the past 10 years	33
Figure 18: Simplified flow diagram for potash flotation and crystallization milling methods used at Rocanville	34
Figure 19: Rocanville mill recovery rate over the past 10 years	35
Figure 20: Historical Company potash sales 2015 to 2024 in million tonnes / year*	36
Figure 21: Historical Company potash net sales 2015 to 2024 in million USD $ / year*	37
Figure 22: World potash production and demand for 2024E	37
Figure 23: World potash shipments and consumption, 2019-2024E	38
Figure 24: Aerial photo showing the Rocanville surface operations, disposal wells, and Tailings Management Area	40
Figure 25: Historic annual average realized potash price in USD / tonne*	41

LIST OF TABLES

Table 1: Mineral Resources and Reserves for Rocanville, as of December 31, 2024	10
Table 2: Assay results for all potash test holes within Rocanville Lease KL 305	22
Table 3: Values for potash assay plot in Figure 13	23
Table 4: Primary Potash Market Profile	38

EFFECTIVE DATE OF REPORT

The effective date of this report is December 31, 2024, other than where otherwise noted.

1.0	SUMMARY

Effective January 1, 2018, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) completed a court-approved plan of arrangement (the “Arrangement”), involving, among others, PotashCorp, Agrium and Nutrien Ltd. (“Nutrien”) the new parent company of PotashCorp and Agrium. As a result of completing the Arrangement, PotashCorp and Agrium are wholly-owned subsidiaries of Nutrien. References to “the Company” means Nutrien, indirectly through PotashCorp, or, for references prior to the completion of the Arrangement, PotashCorp, as the context requires.

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and agriculture retail facilities that positions us to efficiently serve the needs of farmers.

Nutrien is a corporation organized under the Canada Business Corporations Act, the common shares of which are listed and publicly traded on the Toronto and New York stock exchanges (symbol NTR).

The Company owns and operates a potash mine at Rocanville, Saskatchewan, Canada (“Rocanville mine” or “Rocanville”). An aerial view of the Rocanville surface operations is shown in Figure 1. The Rocanville Crown Subsurface Mineral Lease is numbered KL 305 (the “Rocanville Crown Lease”) and was last amended in October 2017. Production of potash from the Rocanville mine began in 1970.

Figure 1: Aerial photo of Rocanville surface operations, 2020.

In 2024, annual nameplate capacity for Rocanville was 6.5 million tonnes and annual operational capability was 5.1 million tonnes of finished potash products (concentrated KCl). Estimates of nameplate capacity are based on capacity as per design specifications or Canpotex entitlements once these have been determined. Operational capability is the estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year), not including any inventory-related shutdowns and unplanned downtime and may vary during the year and year-to-year including as between our potash operations.

While the term potash refers to a wide variety of potassium bearing minerals, in the Rocanville region of Saskatchewan, the predominant potash mineralization is sylvinite, which is comprised mainly of the minerals sylvite (KCl) and halite or rock salt (NaCl), with minor carnallite (KMgCl3 · 6H2O) and water insolubles. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

The Rocanville mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the long-room and pillar mining method. Continuous conveyor belts transport ore from the mining face to the bottom of the production shafts. In addition to hoisting potash ore to surface, the two production shafts are used to exhaust air from underground workings; a third shaft from surface is used for service access and to provide fresh air into the mine. All shafts can be used as an egress. Raw potash ore is processed and concentrated on surface and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Virtually all Rocanville underground mining rooms are in the potash mineralized zone situated approximately 30 m below the top of the host evaporite salt, the Prairie Evaporite Formation. More specifically, the Rocanville mine is located within the Esterhazy Member of the Prairie Evaporite Formation. Mine elevations range from approximately 895 m to 1,155 m depth below surface. Mine workings are protected from aquifers in overlying formations by salt and potash beds which overlie the mineralized zone. Conservative local extraction ratios (never exceeding 45% in any mining block) are employed at Rocanville to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. The Company stows salt tailings within an engineered and licensed Tailings Management Area (TMA) and operates five brine disposal wells near the surface plant of the Rocanville mine.

Since opening in 1970, 347.383 million tonnes of potash ore have been mined and hoisted at Rocanville to produce 111.271 million tonnes of finished potash products. The life-of-mine average concentration ratio (raw ore / finished potash products) is 3.12 and the overall extraction ratio over this period is 25%. Actual production of finished potash products at Rocanville for the last 10 years is shown in Figure 2.

Figure 2: Actual finished potash products production from the Rocanville mine over the past 10 years (in million tonnes per year).

Over the past three years (2022, 2023, 2024), actual potash production at Rocanville has totaled:

•	49.568 million tonnes of ore mined and hoisted (16.523 million tonnes per year, on average)

•	14.874 million tonnes of finished potash products produced (4.958 million tonnes per year, on average)

•	Average mill feed ore grade was 21.6% K2O equivalent

•	Average concentration ratio (ore mined / potash produced) was 3.33

The Canadian Institute of Mining and Metallurgy and Petroleum (CIM) has defined Mineral Resources and Reserves in The CIM Definition Standards for Mineral Resources and Reserves (2014). Based on these guidelines, all mineral rights owned or leased by the Company at Rocanville can be assigned to Mineral Resource categories (Inferred, Indicated, and Measured) and Mineral Reserve categories (Probable and Proven). Mineral Resources (reported as in-place tonnes) and Mineral Reserves (reported as recoverable ore tonnes) for Rocanville as of December 31, 2024, are outlined in Table 1. Mineral Resources reported are exclusive of Mineral Reserves.

Table 1: Mineral Resources and Reserves for Rocanville, as of December 31, 2024.

Proven Mineral Reserve (millions of tonnes recoverable ore)	83
Probable Mineral Reserve (millions of tonnes recoverable ore)	260

Total Mineral Reserve (millions of tonnes recoverable ore)	343

Measured Mineral Resource (millions of tonnes in-place)	2,258
Indicated Mineral Resource (millions of tonnes in-place)	2,042
Inferred Mineral Resource (millions of tonnes in-place)	347

Total Mineral Resource (millions of tonnes in-place)	4,647

Average % K2O Grade (from Rocanville in-mine samples)	22.7%

Years of Remaining Mine Life	21

The average mineral grade of the Rocanville Mineral Resource and Mineral Reserve is estimated to be 22.7% K2O equivalent and was determined from thousands of in-mine samples at Rocanville to the end of December 2024 (discussed further in Section 11.2).

Potash production in any given year at the Rocanville mine is a function of many variables, so actual production in any given year can vary dramatically from tonnages produced in previous years. The Mineral Reserve tonnage and historic average production are used to estimate the remaining mine life. If the average mining rate seen over the past three years (16.523 million tonnes of potash ore mined and hoisted per year) is sustained, and if Mineral Reserves remain unchanged, then the Rocanville mine life is 21 years from December 31, 2024.

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures, physical hazards such as fires, and other hazards such as: unusual or unexpected geological conditions, significant subsidence, brine inflows and gas seepages of varying degree, and other situations associated with any potash mining operation.

2.0	INTRODUCTION

The purpose of this document is to give a formal reporting of potash Mineral Resource and Reserve for Rocanville, and to provide a description of the method used to compute Mineral Resource and Reserve tonnages. Sources of geological and geotechnical information analysed from this study include:

•	Publicly available geological maps, reports, and publications (listed in Section 27.0)

•	Data and internal reports on exploration drillholes

•	Hydrogeological analysis conducted in exploration drillholes

•	Geological studies conducted at the Rocanville mine over the past 50+ years

•	In-mine geophysical studies conducted at the Rocanville mine over the past 50+ years

•	Geotechnical studies conducted for the Rocanville mine over the past 50+ years

•	2D & 3D surface seismic exploration data

All data and reports are archived at the Nutrien corporate office in Saskatoon, the Rocanville mine site, or secure offsite commercial document storage facilities. In addition, drillhole data (well-log data, drilling reports, drill-stem test results, etc.) are archived with the Saskatchewan Ministry of Energy & Resources, Integrated Resource Information System (IRIS), and surface seismic data (shot records and stack) are archived through an offsite commercial data storage service.

All geological and geophysical data and information presented in this report were personally reviewed and inspected by qualified geoscience staff at Nutrien who are registered with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS) under the supervision of Jodi Derkach, P. Geo. and Craig Funk, P. Eng., P.

Geo. Jodi Derkach last visited Rocanville on November 28, 2024. Craig Funk last visited Rocanville on July 18, 2024. All reserve and resource estimates and mineral rights data presented in this report were personally evaluated and reviewed by the authors of this report. Each of these staff collaborates with Rocanville personnel multiple times per year.

The authors would like to acknowledge the many staff who provided information and expert reviews on portions of this report.

3.0	RELIANCE ON OTHER EXPERTS

Responsibility for the accuracy of the technical data presented in this report is assumed by the authors. Outside experts were not used in the preparation of this report.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	GENERAL

The Rocanville mine (surface plant) is located in southeastern Saskatchewan near the Saskatchewan-Manitoba Provincial Boundary, approximately 15 km north-east of the town of Rocanville, Saskatchewan. The general location is shown on the map in Figure 3.

Figure 3: Map showing location of Nutrien Operations, including Rocanville.

The legal land description (Saskatchewan Township / Range) of the Rocanville surface plant is Section 22 Township 17 Range 30 West of the 1st Meridian. More precisely, the Rocanville #2 Shaft collar is located at:

–	Latitude:	50 degrees 28 minutes 19.54 seconds North
–	Longitude:	101 degrees 32 minutes 42.58 seconds West
–	Elevation:	480.36 metres above mean Sea Level (SL)
–	Easting:	745,137.307 m
–	Northing:	5,596,826.122 m

–	Projection:	UTM
–	Datum:	NAD83
–	Zone:	13

The legal description (Saskatchewan Township / Range) of the Rocanville Scissors Creek Shaft is Section 13 Township 17 Range 32 West of the 1st Meridian and is approximately 12 kilometres north-west of the town of Rocanville, Saskatchewan. More precisely, the Shaft collar is located at:

–	Latitude:	50 degrees 27 minutes 7.0632 seconds North
–	Longitude:	101 degrees 46 minutes 13.58 seconds West
–	Elevation:	525.35 metres above mean Sea Level (SL)
–	Easting:	729,253.35 m
–	Northing:	5,593,868.30 m
–	Projection:	UTM
–	Datum:	NAD83
–	Zone:	13

The Company owns approximately 3,244 hectares (8,016 acres) of surface rights required for current Rocanville mine operations, including areas covered by the existing surface plant and TMA and surface lands required for anticipated future Rocanville mine and expanded milling operations.

All permits and approvals required for the operation of a potash mine in Saskatchewan are in place at Rocanville.

Figure 4 is a more detailed map showing the location of Rocanville relative to the potash deposits in Saskatchewan (modified from Yang, 2009).

Figure 4: Nutrien’s potash operations, including Rocanville, relative to potash mineralization (pink) in Saskatchewan.

4.2	MINERAL RIGHTS

Mineral rights at Rocanville are mined pursuant to subsurface mineral leases with the Province of Saskatchewan, Canada (the Crown), and with non-Crown (Freehold) mineral rights owners. Crown mineral rights are governed by The Subsurface Mineral Tenure Regulations, 2015, and Crown Leases are approved and issued by the Saskatchewan Ministry of Energy & Resources.

The original Rocanville Crown Subsurface Mineral Lease KL 111 was made effective in June 1966. In the following years various amendments were made whereby certain lands were added, removed, or transferred between Company dispositions for realized synergies between mining operations. The last amendment was executed in October 2017 and resulted in Crown Subsurface Mineral Lease KL 305 (the “Rocanville Crown Lease” or simply “KL 305”).

KL 305 covers an area of approximately 113,975 hectares (282,492 acres), as shown in Figure 5. At Rocanville, the Company has leased potash mineral rights for 54,184 hectares (133,891 acres) of Crown Land and owns or has leased approximately 47,286 hectares (116,847 acres) of Freehold Land within the lease boundary.

In May 2020, a Crown Subsurface Mineral Lease numbered KL 279, comprising 26,351 hectares (65,114 acres) of Crown Land, was acquired from North Atlantic Potash. KL 279 covers an area of approximately 56,540 hectares (139,712 acres), also shown in Figure 5.

The Rocanville Crown Lease terms are for a period of 21 years and are renewable in accordance with The Subsurface Mineral Tenure Regulations, 2015 for successive 21-year periods. Freehold Lands also remain under lease providing, generally, that production is continuing and that there is a continuation of the Crown Lease.

Within the current Rocanville Crown Lease area, 80,181 hectares (198,132 acres) are mined pursuant to unitization agreements with mineral rights holders (Crown and Freehold) within two unitized areas.

When underground workings of a potash mine are designed, there are inevitably regions that are mined with higher mining extraction (e.g. production panels) and other regions where mining extraction is lower (e.g. conveyor-belt development rooms). To treat mineral rights holders in both low extraction and high extraction areas fairly, and to promote good mining practices, a unitization agreement is the preferred method for determining mined potash allocation (on paper, for accounting purposes) and the resulting pro rata royalty. Under a unitization agreement, each mineral rights holder is paid a royalty based on their proportional share of the entire unit area regardless of whether their lands are mined. For example, if one mineral rights holder owns rights to 4,000 hectares within a 40,000-hectare unit area, they would be paid 10% of the total royalty payout from that unit area.

Figure 5: Map showing Rocanville Crown Lease KL 305 (blue) and KL 279 (green).

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Rocanville mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. Most finished potash products are shipped by rail over existing track, with some product shipped by truck over the North American Highway System. Location of Rocanville with respect to the features described in this section (major road and rail infrastructure, as well as nearby river systems) is shown in Figure 6.

The Rocanville mine is served by a number of towns and villages within 50 km of the minesite. The nearest towns are Rocanville (15 km distant), Moosomin and Esterhazy (both 50 km distant). The nearest city is Yorkton (100 km distant).

Rocanville is situated near the north extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. The Qu’Appelle River valley, a glacial outflow channel, lies just north of the minesite, and the Assiniboine River Valley is a few kilometres to the east. Climate at the Rocanville mine is typical for an inland prairie location at latitude 50º North (often characterized as “mid-latitude steppe” climate).

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. Facilities to carry out all aspects of these tasks are in place at Rocanville (for more information, see Section 20.0)

Figure 6: Map showing infrastructure near Rocanville. Rocanville surface operations shown as red dot and Scissors Creek surface operations shown as green dot.

6.0	HISTORY

Ten potash mines were brought into production in Saskatchewan between 1962 and 1970. Until 2017, no new mine had been commissioned following the original ten. Most current potash production comes from conventional underground mines, while just three operate using solution mining methods. Generally, potash mines have contracted or expanded production over the years in response to the demand for potash.

Exploration drilling for potash in the Rocanville, Saskatchewan area was carried out in the 1960s. Thirty-four potash test holes were drilled during this early exploration phase: 25 in Saskatchewan and nine in Manitoba. The Rocanville mine was built by a company called Sylvite of Canada Ltd. (a division of Hudson’s Bay Mining and Smelting Ltd.) in the late 1960s, and potash production began at Rocanville in 1970. The mine has run on a continuous basis since then other than short-term shutdowns taken for inventory management purposes, occasional plant maintenance and construction work, or other outages that are typical for operations of this nature. PotashCorp acquired the Rocanville mine in 1977.

Effective January 1, 2018, PotashCorp and Agrium completed the Arrangement. As a result of completing the Arrangement, PotashCorp and Agrium are wholly-owned subsidiaries of Nutrien.

Both flotation and crystallization methods are used at Rocanville to produce potash products for agricultural application. A major expansion to increase the nameplate capacity of Rocanville from 3.0 million tonnes to approximately 6.0 million tonnes of finished potash products per year was announced in 2007. Expansion work was substantially completed by the end of 2016, and production was ramped up through 2017 when a nameplate capacity of 6.5 million tonnes of finished potash product was announced.

7.0	GEOLOGICAL SETTING AND MINERALIZATION

Much of southern Saskatchewan is underlain by the Prairie Evaporite Formation, a layered sequence of salts and anhydrite which contains one of the world’s largest deposits of potash. The potash extracted from the predominantly sylvinitic ore has its main use as a fertilizer. A map showing the extent of the potash deposits in Saskatchewan is shown in Figure 4.

The 100 m to 200 m thick Prairie Evaporite Formation is overlain by between 400 and 500 m of Devonian carbonates, followed by approximately 100 m of Cretaceous sandstone, and between 400 and 500 m of Cretaceous shales and more recent Pleistocene glacial tills to surface. The Prairie Evaporite Formation is underlain by Devonian carbonates. The Phanerozoic stratigraphy of Saskatchewan is remarkable in that units are flat-lying and relatively undisturbed over very large areas. A geological section representing Saskatchewan stratigraphy is shown in Figure 7 (modified from Fuzesy, 1982). A geological section representing the Prairie Evaporite Formation stratigraphy in the Saskatoon area is shown in Figure 8 (modified from Fuzesy, 1982).

Figure 7: Vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region.

Potash mineralization in this region of Saskatchewan is predominantly sylvinite, which is comprised mainly of the minerals sylvite (KCl) and halite or rock salt (NaCl), with trace carnallite (KMgCl3 · 6H2O) and minor water insolubles. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

Over the past three years (2022, 2023, 2024), the average measured potash ore grade of the mill feed at Rocanville was 21.6% K2O equivalent. The average ore grade reported from surface drillhole intersections, all within Rocanville Subsurface Mineral Lease KL 305, is 22.3% K2O equivalent (discussed further in Section 10.0). The average ore grade observed from thousands of in-mine samples collected to the end of December 2024 is 22.7% K2O equivalent (discussed further in Section 11.2).

Figure 8: Geophysical wireline logs showing basic stratigraphy of the Prairie Evaporite Formation in the Rocanville area.

8.0	DEPOSIT TYPE

There are three mineable potash members within the Prairie Evaporite Formation of Saskatchewan. Stratigraphically highest to lowest, these members are: Patience Lake, Belle Plaine, and Esterhazy. A geological section showing potash members that occur in Saskatchewan is shown in Figure 9.

The Rocanville potash deposit lies within the Esterhazy Member of the Prairie Evaporite Formation. The Patience Lake Member potash beds are not present in the Rocanville Area. The Belle Plaine Member is present, but not well-developed. The potash zone at Rocanville is approximately 2.4 m thick and occurs near the top of the Prairie Evaporite Formation. Potash mineralization in this area is flat-lying and continuous. Mine elevations currently range from approximately 895 m to 1,155 m depth below surface. Salt cover from the ore zone to overlying units is approximately 30 m. The Rocanville mine operates as a conventional, underground potash mine.

Figure 9: Cross-section of the Prairie Evaporite Formation across southern Saskatchewan showing relative position of potash members.

9.0	EXPLORATION

Before the Rocanville mine was established, all exploration consisted of drilling from surface and analysis of core from these drillholes; drilling results are discussed in Section 10.0. Since mining began in 1970, exploration drilling has been infrequent. Now, drilling is most often used to derisk mining. A multi-drillhole program is currently underway at Rocanville. Assay results are not yet complete. A map showing potash exploration coverage at Rocanville (drillholes, 2D and 3D seismic coverage) is shown in Figure 10.

In most of southern Saskatchewan, potash mineralization is in place wherever Prairie Evaporite Formation salts exist, are flat-lying, and are undisturbed. Since the surface seismic exploration method is an excellent tool for mapping the top and bottom of Prairie Evaporite salts, this has become the main potash exploration tool in any existing Saskatchewan Subsurface (potash) Mineral Lease. Historically, 2D seismic, and now the more accurate and full coverage 3D seismic methods are used to infer continuity and extent of potash beds in flat-lying potash deposits. Seismic data are relied upon to identify collapse structures that must be avoided in the process of mine development since these structures can act as conduits for water ingress to the mine. As a result, isolation pillars or mining buffer zones are left around these anomalous features. This practice reduces the overall mining extraction ratio, but the risk of inflow to mine workings are effectively mitigated. Occasional, small-scale anomalies that are not mapped by seismic data do occur. When they do, they are dealt with in the normal course of mining and extraction through these areas is typically minimized. Where there is uncertainty in seismic interpretations, drilling is often used to confirm or improve refine the seismic interpretation.

Within the Rocanville Crown Lease, a total of 918 linear kilometres of 2D seismic lines, and 918 square kilometres of 3D seismic has been acquired to the end of December 2024.

Figure 10: Potash exploration at Rocanville including 3D seismic (purple), 2D seismic infill (orange lines), and potash drillholes (black dots).

A typical seismic section from Nutrien’s conventional seismic operations is shown in Figure 11. This is a cross-section extracted from a multi-program 3D seismic volume (earliest program was 2002). The vertical scale is in metres relative to sea level (SL). The seismic section is coloured by rock velocities computed from the seismic data and represents different rock types. Note that the Prairie Evaporite (salt) is continuous. This indicates an undisturbed, flat-lying salt within which potash is likely to be found based on over 50 years of mining experience at Rocanville.

Experience has shown that the potash mining horizon is continuous when seismic data are undisturbed and flat-lying, as shown in Figure 11. It is now Nutrien’s policy to collect detailed 3D seismic data ahead of mining. Any areas recognized as seismically unusual are identified early, and mine plans are adjusted as needed.

Figure 11: A seismic section showing relative rock velocities and major geological units at Nutrien’s conventional potash operations.

10.0	DRILLING

For the original Rocanville potash test holes drilled in 1960s, the primary objective was to sample the potash horizon to establish basic mining parameters. The seismic method was still novel and crude at that time and as such, 2D seismic surveys were done sparingly, so the drillhole information was relied upon heavily to evaluate potash deposits. Test holes would penetrate the evaporite section with a hydrocarbon-based drilling mud (oil-based or diesel fuel) to protect the potash mineralization from dissolution. Basic geophysical well-logs were acquired, and in many cases, drill stem tests were run on the Dawson Bay Formation, a carbonate immediately overlying the Prairie Evaporite Formation, to help assess water-make potential of the caprock. Core samples from the targeted potash intersections were split or quartered (cut with a masonry saw), crushed and analysed to establish potash grades.

Figure 12 shows the basic stratigraphic relationships of the Upper Prairie Evaporite Formation where the mining horizon within the Esterhazy Potash Member is located.

Figure 12: Stratigraphic section showing local nomenclature at, and adjacent to, the mining horizon.

Original Rocanville drillhole assay data are taken from Robertson et al. (1977), where the best 2.44 m (8’) mining interval – the original mining height at Rocanville – is reported. As explained in the Robertson Associates report, the Rocanville prospect was originally explored by 34 drillholes in Saskatchewan and Manitoba. Of these, 26 drillholes are located within the current Rocanville Lease KL 305 and are shown in Table 2. See also Figure 10 for drillhole locations. Drillholes following the original test holes were analysed by Nutrien staff and are listed in Table 2 below. All drilling and sampling were carried out following the regulations in place at the time.

Drillhole assay data for the Rocanville mining interval gives an estimated mean grade of 22.3% K2O, with 1.2% water insolubles, and 3.5% carnallite (Table 2).

Note that the potash intersections for two of the drillholes listed in Table 2 revealed anomalously low grades. With over 50 years of mining experience at Rocanville, it is the opinion of the authors that areas of low grade (i.e. <15% K2O) are localized with a relatively small lateral extent. Therefore, the average grade calculation does not include these drillholes. Also note that the 2008 and 2019 assay results are for the best 2.59 m (8.5’) mining interval. This mining height allows for more headroom with minimal negative impact on ore grade.

Table 2: Assay results for all potash test holes within Rocanville Lease KL 305.

Weighted Average for 2.44 m (8’) Mining Interval
Drillhole	Year Drilled	% K2O	% Water Insolubles	% Carnallite
01-04-17-30 W1	1957	23.8	1.2	4.3
16-14-017-01W2	1957	Excluded	N/A	N/A
04-20-17-32 W1	1958	22.7	1.0	1.8
08-32-17-30 W1	1959	20.7	1.0	5.2
10-12-17-30 W1	1959	16.4	1.0	7.6
13-16-18-30 W1	1959	20.3	0.8	0.7
05-07-18-30 W1	1961	20.0	1.1	4.9
16-04-18-30 W1	1961	21.9	1.3	5.7
02-11-18-30 W1	1961	24.9	1.0	0.2
01-16-17-30 W1	1964	27.1	1.3	4.3
04-20-17-30 W1	1964	23.9	1.2	0.2
16-22-17-30 W1	1964	29.1	1.4	0.1
14-36-17-30 W1	1964	17.1	0.9	6.8
14-36-17-30 W1*	1964	26.3	1.4	4.8
03-28-17-30 W1	1966	26.3	1.3	6.5
13-14-17-30 W1	1966	23.7	1.4	7.0
04-24-17-30 W1	1966	17.9	0.8	0.2
10-34-17-30 W1	1966	24.9	1.5	0.2
11-25-17-30 W1	1966	19.6	1.2	2.1
11-14-18-30 W1	1966	26.5	1.1	0.2
13-22-17-30 W1	1967	35.1	1.3	5.4
01-14-17-33 W1	1967	25.6	2.7	2.5
13-22-17-33 W1	1967	21.8	2.6	7.2
16-26-17-33 W1	1967	24.0	0.9	0.2
14-05-17-30 W1	1969	15.6	1.0	10.3
01-14-17-30 W1	1971	15.7	1.2	N/A
04-01-019-31W1	1989	22.5	0.6	0.00
06-13-17-32 W1**	2008	23.6	0.4	0.3
08-02-18-32 W1**	2008	20.7	1.1	0.8
13-09-16-33 W1**	2008	23.4	1.4	8.3
04-34-16-33 W1**	2008	15.7	0.7	8.8
09-11-18-33 W1**	2008	18.0	0.4	0.3
01-16-17-01 W2**	2019	18.4	1.1	0.3
08-16-18-01 W2**	2019	(5.3) Excluded	1.2	0.2

Average of 32 useable values:		22.3	1.2	3.5

*Refers to a deflection, or whipstock, off original drillhole

**Refers to drillhole from the 2008 or 2019 exploration program, where the best 2.59 m (8.5’) mining interval is reported

Due to the remarkably consistent mineralogy and continuity of the potash, as experienced through decades of mine production, very little potash exploration drilling has been done at Rocanville since start-up. Instead of exploration drillholes, seismic surveying has been relied upon to explore ahead of mine development. Where normal Prairie Evaporite sequences are mapped in the seismic data, potash beds have unfailingly been present. Occasional, small-scale salt anomalies that are not mapped by seismic data do occur. When they do, they are dealt with in the normal course of mining and extraction through these areas is typically minimized. Anomalies associated with possible water inflow problems, which are mapped in the seismic data, are avoided.

11.0	SAMPLING PREPARATION, ANALYSES AND SECURITY

11.1	BASIC APPROACH

Exploration drilling in the Rocanville area was first conducted in the 1960s and then again in 2008 and 2019. Sampling and assaying of potash cores samples was done using methods considered consistent with standard procedures for potash exploration at these times.

Drillhole sampling methods have remained essentially the same over the years. Potash core samples are acquired as described in earlier sections of this report. Short segments of core usually about 0.3 m (1’) in length are labeled based on visible changes in mineralization, and sometimes based on fixed intervals. Each segment of core is then split using some type of rock or masonry saw. The split portion of core is then bagged and labeled and sent to a laboratory for chemical analysis. Historical potash samples remain stored at the Subsurface Geological Laboratory (Regina, Saskatchewan) of the Saskatchewan Ministry of Energy & Resources.

Figure 12: Potash assay plot for drillhole PCS Tantallon 08-02-18-32 W1 indicating the best 2.59 m (8.5’) mining interval.

An assay plot for drillhole PCS Tantallon 08-02-18-32 W1 is shown above in Figure 13. Similar data were compiled for all historical potash test holes. The best 2.44 m (8’), or in newer drillholes, the best 2.58 m (8.5’) mining interval intersected in each drillhole, as discussed in Section 10.0, is determined from the assay values. At Rocanville, potassium sensing instrumentation on the mining machines is used to keep them centered on the optimal (highest mineral grade) portion of the potash seam. Note that while drillhole assays were derived using intervals of either 2.44 m or 2.58 m, a more conservative mining height of 2.51 m is used for Mineral Resource and Reserve estimates. Table 3 lists the assay values plotted in Figure 13.

Table 3: Values for potash assay plot in Figure 13.

All new drilling efforts have targeted areas of geological uncertainty. Although normal ore zone conditions may occur in the tested areas, they are not targeted specifically. For this reason, and because ore grade is known to be locally variable, assays from drilling are not relied upon for ore grade estimation. Instead, grade determined from routinely collected in-mine ore zone samples are found to be most reliable. The long-term average from in-mine tends to best represent the larger ore zone as it normalizes local variability.

Thousands of in-mine ore grade samples were collected at Rocanville to the end of December 2024 (discussed further in section 11.2). All in-mine samples were analysed in the Rocanville mill laboratory using analysis techniques that were up-to-date for the era in which the sample was collected.

Regarding quality assurance for analytical results, the Company participates in the Canpotex Producer Sample Exchange Program using methods developed by the Saskatchewan Potash Producers Association (SPPA). The Sample Exchange Program monitors the accuracy of analytical procedures used in its labs. In the early 1970s, the SPPA initiated a round-robin Sample Exchange Program, the purpose of which was to assist the potash laboratories in developing a high level of confidence in analytical results. This program, now named the Canpotex Producer Sample Exchange Program using SPPA Methods (CPSEP), has continued up to the present. Current participants include all Canpotex member potash mine site labs, the Nutrien Pilot Plant Lab, and independent third-party surveyor labs. The CPSEP provides participants with three unknown potash samples for analysis quarterly. Results for the unknown sample analysis are correlated by an independent agency that distributes statistical analysis and a summary report to all participants. Completed exchange program samples can be used for control standards as required in QA/QC sections of standard analytical procedures.

The Nutrien Pilot Plant is secured in the same way as modern office buildings are secured. Authorized personnel have access and visitors are accompanied by staff. No special security measures are taken beyond that. Currently, no external laboratory certification is held by the Nutrien Pilot Plant. On occasion, product quality check samples are sent to the Saskatchewan Research Council (SRC), a fully certified analytical facility.

In the opinion of the authors, the sample preparation, security, and analytical procedures are acceptable, are consistent with industry-standard practices, and are adequate for Mineral Resource and Reserve estimation purposes.

11.2	MEAN POTASH MINERAL GRADE FROM IN-MINE SAMPLES

In-mine grade samples are taken at 60 m intervals in every underground mine room at Rocanville. Up until 2015, Rocanville in-mine grade samples were collected as chips taken with a hammer along a sidewall from back (roof) to floor; this methodology is referred to as channel sampling. Now, in-mine samples are taken by collecting fine “muck” from the floor of the mine (i.e. grab sampling) at the same 60 m sampling interval, a method consistent with other Nutrien potash operations.

Figure 13: Histogram of potash ore grade from Rocanville in-mine grade samples (1970 to December 2024).

To the end of 2024, 56,903 in-mine ore grade samples were collected. All samples were analysed in the Rocanville mill laboratory using analysis techniques that were up-to-date for the era in which the sample was collected. Figure 14 shows a histogram of in-mine ore grade sample results from the Rocanville mine. The mean ore grade for this family of in-mine samples is 22.7% K2O equivalent, while the median ore grade for this family of in-mine samples is 23.0% K2O. The five-year (2020 – 2024) mean ore grade is 20.9% K2O equivalent and was determined from 12,432 samples.

The mean ore grade from in-mine samples is considered to be a more representative estimate of expected potash ore grade at Rocanville than drilling results presented in Section 10.0.

11.3	POTASH ORE DENSITY FROM IN-MINE MINERAL GRADE MEASUREMENTS

An estimate of in-situ rock density is used to calculate potash mineralization volumes in Mineral Resource and Reserve assessments. A common approach, and the one used by Nutrien, is to determine in-place Mineral Resource and Reserve volumes (m3), then multiply this number by in-situ bulk-rock density (tonnes / m3) to give in-place Mineral Resource and Reserve tonnes.

Well-log data from drillholes can be used to calculate bulk density if accurate and calibrated well-logs are acquired during exploration drilling. In practical terms, modern well-logs tend to meet these criteria, but historic well-logs (collected before the 1990s) do not. In Saskatchewan, almost all potash exploration drilling took place in the 1950s and 1960s, well before density logs were accurate and reliable.

Another approach, and the one used by Nutrien, is to look up density values for the minerals which constitute potash rock – values determined in a laboratory to a high degree of accuracy and published in reliable scientific journals / textbooks – then apply these densities to the bulk rock. Given that the density of each pure mineral is quantified and known, the only variable is what proportion of each mineral makes up the bulk rock. An obvious benefit of this approach is that a mean value computed on the in-mine samples shown in Figure 14 has a much greater confidence interval than a mean value computed from just a few drillhole assays.

The four main mineralogical components of the ore zones of Saskatchewan’s Prairie Evaporite Formation with their respective mineral densities are:

Mineral	Density (kg / m3)	Components
Halite	2,170	NaCl
Sylvite	1,990	KCl
Carnallite	1,600	KMgCl3 · 6(H2O)
Insolubles	2,790	Anhydrite, dolomite, quartz, muscovite, and other minor mineral components (Nutrien Pilot Plant, 2018)

All Nutrien potash mines measure and record the in-mine % K2O grade and insoluble content of the mined rock. In addition, carnallite content is also measured at Rocanville since it can be a component of the ore. From this set of measurements, density of the ore can be calculated.

The value for insoluble density is based on known densities of the constituent parts of the insoluble components of the mineralization and the average occurrence of these insoluble components, which is known from over 50 years of mining experience at Rocanville. Assuming the lowest plausible density of insolubles known for Saskatchewan potash deposits of this nature, the effect upon overall bulk-rock ore density and Mineral Resource and Reserve calculations would be negligible.

From thousands of in-mine samples taken at Rocanville, bulk density for Rocanville has been determined to be:

= (halite density * % halite) + (sylvite density * % sylvite) + (insolubles density * % insolubles) + (carnallite density * % carnallite)

= (2,170 kg / m3 * 57.5%) + (1,990 kg / m3 * 35.4%) + (2,790 kg / m3 * 1.0%) + (1,600 kg / m3 * 6.1%)

= 2,078 kg / m3

RHObulk-rock (Rocanville) = 2,078 kg / m3 = 2.08 tonnes / m3

This method is as accurate as the ore grade measurements and mineral density estimates.

12.0	DATA VERIFICATION

12.1	ASSAY DATA

Original drillhole ore grade assays were studied by independent consultant David S. Robertson and Associates (1977). The original assay results for core samples from historical drillholes were taken as accurate in these studies, as there is no way to reliably reanalyse these samples. Most of the remaining core samples in storage have long since deteriorated to the point where they are no longer usable. Recently, drillhole core is prepared for sampling by Nutrien technical staff and, generally, sent to SRC Geoanalytical Laboratory for independent analyses.

Ore grades of in-mine samples are measured inhouse at the Rocanville mine laboratory by Company staff using modern, standard chemical analysis tools and procedures; an independent agency does not verify these results. However, check sampling through the CPSEP, discussed in Section 11.1, does occur.

It should be noted that assay results from historical drillholes match in-mine sample results reasonably well – within 1% – even though drillhole sample spacing is much greater. This correlation is further validation of the in-mine sampling methodology. Mean mineral grade determined from in-mine samples taken over decades of mining at Rocanville is thought to provide the most accurate measurement of potash grade for the Rocanville mine, also providing a good basis for estimating ore grade in areas of future mining at Rocanville.

12.2	EXPLORATION DATA

The purpose of any mineral exploration program is to determine extent, continuity, and grade of mineralization to a certain level of confidence and accuracy. For potash exploration, it is important to minimize the amount of cross-formational drilling, since each drillhole is a potential conduit for subsurface groundwater from overlying (or underlying) water-bearing formations into future mine workings. Every potash test drillhole from surface sterilizes potash mineralization as a safety pillar is required around every surface drillhole once underground mining commences.

Initial sampling and assaying of cores were done during potash exploration at Rocanville in the 1950s and 1960s. Methods were consistent with standard procedures for that era. The mine began production in 1970 and test drilling conducted after that was largely for the purpose of better understanding the caprock rather than potash mineralization. This approach to potash sampling is in accordance with widely accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

Assay of physical samples (drillhole cores and/or in-mine samples) is the only way to gain information about mineral grade, but extent and continuity of mineralization are correctly determined using data collected from seismic surveys correlated with drilling information. To date, surface seismic data at Rocanville has been collected, analysed, and verified by Company staff, at times, in cooperation with independent consultants.

Data for the Mineral Resource and Reserve estimates for Rocanville mine reported in Sections 14.0 and 15.0 were verified by Company staff as follows:

•	Review of potash assay sample information (drillholes and in-mine grade samples),

•	Review and verify procedures used for in-mine grade sampling and laboratory analysis,

•	Review of surface geophysical exploration results (3D and 2D seismic data),

•	Crosscheck of mined tonnages reported by mine site technical staff with tonnages estimated from mine survey information, and

•	Crosscheck of Mineral Resource and Mineral Reserve calculations carried out by corporate technical staff.

In the opinion of the authors, this approach to data verification of potash mineral grade and surface seismic information is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

At Rocanville, potash ore has been mined and concentrated using flotation and crystallization methods to produce saleable quantities of high-grade finished potash products since 1970.

Since opening in 1970, 347.383 million tonnes of potash ore have been mined and hoisted at Rocanville to produce 111.271 million tonnes of finished potash products. Given this level of sustained production over several decades, basic mineralogical processing and prospective metallurgical testing of Rocanville potash is not considered relevant.

See also Section 17.0.

14.0	MINERAL RESOURCE ESTIMATES

14.1	DEFINITIONS OF MINERAL RESOURCE

The CIM has defined Mineral Resource in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1)

Inferred Mineral Resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

2)

Indicated Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade quality continuity between points of observation.

3)

Measured Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

In south-central Saskatchewan, where geological correlations are straightforward, and within a (potash) subsurface mineral lease at an operating potash mine, Mineral Resource categories are generally characterized by Nutrien as follows:

1)

Inferred Mineral Resource: areas of limited exploration, such as areas that have been investigated through regional geological studies, or areas with 2D regional surface seismic coverage, little or no drilling, at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 305.

2)

Indicated Mineral Resource: areas of adequate exploration, such as areas with 3D surface seismic coverage, little or no drilling, at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 305.

3)	Measured Mineral Resource: areas of detailed, physical exploration through actual drilling or mine sampling, near existing underground workings, and within Crown Subsurface Mineral Lease KL 305.

The mine began production in 1970 and there has been very little exploration drilling carried out by the Company since then. Instead, exploration involved collecting surface seismic data, which became better in quality over the years. Exploration drilling has demonstrated the presence of the potash horizon, and seismic coverage shows the continuity of the Prairie Evaporite Formation within which the potash horizon occurs.

Along with this approach, analysis of in-mine samples for potash grade has provided an observation-based understanding of the potash mineralized zone at Rocanville that is far superior to the level of understanding provided by any surface drilling-based exploration program. The authors believe that this approach provides a body of information that guides and constrains exploration inferences in a much better way than could be achieved from any conventional exploration investigation in areas immediately surrounding, and contiguous to, the Rocanville potash mine.

14.2	ROCANVILLE POTASH RESOURCE CALCULATIONS

Exploration information used to calculate reported Mineral Resource tonnages at Rocanville consist of both physical sampling (drillhole and in-mine) and surface seismic (2D and 3D) as discussed in earlier sections. Based on the definitions and guidelines in Section 14.1, all mineral rights leased or owned by the Company, and within Crown Subsurface Mineral Lease KL 305, are assigned to one of the three Mineral Resource categories.

Mineral Resources are reported as mineralization in-place and are exclusive of Mineral Reserves. In-place tonnes were calculated for each of the Mineral Resource categories using the following parameters:

Mining Height:	2.51 m (8.25 feet)
Ore Density:	2.08 tonnes / m3

The Mineral Resources for Rocanville, as of December 31, 2024 are as follows:

Inferred Resource	347	millions of tonnes
Indicated Resource	2,042	millions of tonnes
Measured Resource	2,258	millions of tonnes

Total Resource	4,647	millions of tonnes

Rocanville Mineral Resources are plotted in Figure 15.

The average mineral grade of the Rocanville Mineral Resource is 22.7% K2O equivalent and was determined from thousands of in-mine samples at Rocanville. See Section 11.2 for more detail.

The tonnage reported in the Rocanville Measured Resource is comprised of the potash that is within 1.6 km (1 mile) of a physically sampled location (i.e. drillholes or mine workings). Also included as Measured Resource is the potash in the pillars of mined-out areas of the Rocanville mine that is not already accounted for in the Proven Reserve estimation as there is the possibility of retrieving ore from the remnant mining pillars at some point in the future.

Figure 14: Map showing Rocanville Mineral Resource as of December 2024.

15.0	MINERAL RESERVE ESTIMATES

15.1	DEFINITIONS OF MINERAL RESERVE

The CIM has defined Mineral Reserve in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1)

Probable Mineral Reserve: the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

2)	Proven Mineral Reserve: the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

For Saskatchewan, in regions adjacent and contiguous to an operating potash mine and within a (potash) subsurface mineral lease, Mineral Reserve categories are characterized by Nutrien as follows:

1)

Probable Mineral Reserve: identified recoverable potash mineralization classified as a Measured Resource, within a 1.6 km (1 mile) radius of a sampled mine entry or exploration drillhole contiguous to mine workings, and within Crown Subsurface Mineral Lease KL 305.

2)

Proven Mineral Reserve: identified recoverable potash mineralization classified as a Measured Resource, delineated on at least three sides by sampled mined entries or exploration drillholes to a maximum of 3.2 km (2 miles) apart, and within Crown Subsurface Mineral Lease KL 305.

Along with this approach, analysis of in-mine samples for potash grade has provided an observation-based understanding of the potash mineralized zone at Rocanville that is far superior to the level of understanding provided by any surface drilling-based exploration program. An understanding of the amount of ore that can be conventionally mined from the Measured Resource category using current mining practices comes from over 50 years of potash mining experience at Rocanville.

15.2	ROCANVILLE POTASH RESERVE CALCULATIONS

Using the definitions outlined in Section 15.1, a portion of the Rocanville Measured Resource has been converted to Mineral Reserve. The assigned Mineral Reserve category is dependent on proximity to sampled mined entries also described in Section 15.1. An overall extraction ratio for the Rocanville mine has been applied to the qualifying areas outlined as Measured Resource in Figure 15. This extraction ratio is significantly lower than the local extraction ratio described in Section 16.1, as it takes into account areas which cannot be mined due to unfavorable geology.

The overall extraction ratio at the Rocanville mine is 25%. It was derived by dividing the total ore tonnes mined to date by the tonnage equivalent of the total area of the mine workings (i.e. the perimeter around the mine workings) less future mining blocks. This extraction ratio has been applied to the Probable Reserve, an area where no mining has occurred to date. To remain conservative in our estimations, and because a considerable amount of mining has already occurred in the Proven Reserve area, this extraction ratio has been applied only to the portion of the Proven Reserve that is anticipated to be mined in future. Future mining blocks within the Proven Reserve area vary from year-to-year as production continues. Pillars remaining that are not planned for mining remain a Measured Resource.an extraction ratio has been applied, Mineral Reserves are considered recoverable ore, and are reported as such. Note that only drillholes whose 1.6 km radii are contiguous to mine workings or the 1.6 km radius placed around mine workings are used to compute probable mineral reserve. The remaining non-contiguous drillholes remain in the Measured Resource category.

At times, irregular mining which resembles development mining occurs to support operational requirements (e.g. egress) or as geological conditions necessitate. While irregular mining increases confidence in the Mineral Resource by way of physical sampling, it can add considerable Mineral Reserve to broad areas not otherwise covered (or planned to be covered) by mine workings. Again, to remain conservative in our estimations, certain irregular mining may not have been converted from Measured Resource to Proven Reserve.

The Mineral Reserves for Rocanville as of December 31, 2024 are as follows:

Probable Reserve	260	millions of tonnes
Proven Reserve	83	millions of tonnes

Total Reserve	343	millions of tonnes

Rocanville Mineral Reserves are plotted in Figure 16.

The average mineral grade of the Rocanville Mineral Reserve is 22.7% K2O equivalent and was determined from thousands of in-mine samples at Rocanville.

Figure 15: Map showing Rocanville Mineral Reserve to December 2024.

16.0	MINING METHOD

16.1	MINING OPERATIONS

All conventional potash mines in Saskatchewan operate at 900 m to 1,200 m below surface within 9 m to 30 m of the top of the Prairie Evaporite Formation. Over the scale of any typical Saskatchewan potash mine, potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. At Rocanville, potash ore is mined using conventional mining methods, whereby:

•	Shafts are sunk to the potash ore body;

•	Continuous mining machines cut out the ore, which is hoisted to surface through the shafts;

•	Raw potash is processed and concentrated in a mill on surface; and

•	Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Sinking of the two original shafts (Shaft #1 and Shaft #2) from surface to the potash zone was completed in early 1970, and the first potash ore was hoisted by the fall of that year. The Rocanville mine has run on a continuous basis since the first ore was hoisted in 1970, other than short-term shutdowns taken for inventory management purposes or occasional plant maintenance and construction work other than short-term shutdowns taken for inventory management purposes or occasional plant maintenance and construction work, or other outages that are typical for operations of this nature.

In recent years, the Rocanville mine underwent a major expansion which brought the nameplate capacity to 6.5 million tonnes of finished potash products per year. This work involved sinking a third shaft, enhancement of hoists, major expansions of both mine and mill, major improvements to loadout facilities, and other infrastructure improvements. The expansion was substantially complete in 2016 and production was ramped up through 2017. The operational capability of the Rocanville facility in 2024 was 5.1 million tonnes per year.

Virtually all Rocanville underground mining rooms are in one potash mineralized zone, within the Esterhazy Member the Prairie Evaporite Formation (the host evaporite salt). Saskatchewan potash geology is illustrated in Figure 17. Rocanville mine elevations range from approximately 895 m to 1,155 m depth below surface. Mine workings are protected from aquifers in overlying formations by approximately 30 m of overlying salt and potash beds, along with salt plugged porosity in the Lower Dawson Bay Formation, a carbonate layer lying immediately above potash hosting salt beds.

The Rocanville mine is a conventional underground mining operation whereby mining machines are used to excavate the potash ore by the long-room and pillar mining method. Continuous conveyor belts transport ore from the mining face to the bottom of the production shaft. Mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982) and in Gebhardt (1993). The highest mineral grade section of the Rocanville potash seam is approximately 2.3 m (7.5’) thick, with gradations to lower grade sylvinite salts immediately above and below the mining horizon. The actual mining thickness at Rocanville is dictated by the height of mining machines used to cut the ore, which are designed to cut slightly thicker than the high-grade mineralized zone. Historically, Rocanville mining machines cut at a thickness of 2.44 m (8’). These five older machines were recently adjusted to cut a thicker 2.51 m (8.25’) mining height. Six newer mining machines cut a slightly thicker 2.59 m (8.5’) mining height and two newly acquired mining machines cut at 2.74 m (9’) mining height. This height allows for more headroom with minimal negative impact on ore grade.

Mining machines at Rocanville use potassium sensing technology to ensure that rooms are always cut in the best available potash ore. It is difficult to determine at which mining height certain Mineral Resources and Reserves will be cut in the future, so the more conservative mining height of 2.51 m (8.25’) was applied to Mineral Resource and Reserve calculations.

Figure 16: Schematic cross-section through the Prairie Evaporite Formation, illustrating mining horizons at each of Nutrien’s conventional potash operations.

Conservative local extraction ratios (never exceeding 45% in any mining block) are employed at all Saskatchewan mines, including Rocanville, to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

From the shaft-bottom, potash ore is hoisted approximately 960 m from the potash level through the vertical shafts to a surface mill. Both production shafts also provide exhaust ventilation from underground workings; the third shaft from surface at Scissors Creek is used for service access, fresh air ventilation and second egress.

Since production began in 1970, 347.383 million tonnes of potash ore have been mined and hoisted at Rocanville to produce 111.271 million tonnes of finished potash products. The life-of-mine average concentration ratio (raw ore / finished potash products) is 3.12 and the overall extraction ratio over this period is 25%.

Actual potash production tonnages for the Rocanville mine, along with concentration ratios (tonnes mined / tonnes product), are plotted for the past decade in Figure 17.

Figure 17: Mined tonnes, product tonnes, and concentration ratio for the Rocanville mine over the past 10 years.

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS

The mining of potash is a capital-intensive business, subject to the normal risks and capital expenditure requirements associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures, physical hazards such as fires, and other hazards such as: unusual or unexpected geological conditions, significant subsidence, brine inflows and gas seepages of varying degree, and other situations associated with any potash mining operation.

Potash beds in all regions of Saskatchewan are overlain by a number of water-bearing formations, and there are water zones underlying the potash beds as well. A water inflow into mine workings is generally significant in a potash mine since salt dissolves in water; an inflow can lead to anything from increased costs at best to closure of the mine at worst (e.g. see Prugger and Prugger, 1991).

In November 1984 a major brine inflow occurred at Rocanville (Funk et al., 2019). A single production room mined into a previously unknown geological disturbance (a vertical “chimney-like” solution collapse), resulting in an uncontrolled inflow into the mine that was as high as approximately 18,927 litres / minute (5,000 US gallons / minute). Mining operations were suspended, and all the mine’s physical and human resources were devoted to sealing the inflow. By the end of January 1985, a concrete plug was installed at the inflow point, and in March 1985, high pressure valves in the plug were shut off. After four months of concerted effort, the brine inflow into the mine was completely contained. Since 1984 there has been no ingress of subsurface brines of any significance at Rocanville. At present, brine flow into underground workings at Rocanville is effectively nil (not measurable), and inflow into each existing shaft is estimated at less than 3 litres / minute (less than 1 US gallon / minute).

17.0	RECOVERY METHODS

At Rocanville, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1970. Products include granular and standard grade potash which are used for agriculture application.

Both flotation methods and crystallization methods are used to concentrate potash ore into finished potash products at the Rocanville mill. A simplified process flow diagram is shown in Figure 19. Raw potash ore is processed on surface, and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Figure 18: Simplified flow diagram for potash flotation and crystallization milling methods used at Rocanville.

Over the past three years, production of finished potash products at Rocanville was:

2022: 4.886 million tonnes finished potash products at 60.51% K2O (average grade)

2023: 4.972 million tonnes finished potash products at 60.47% K2O (average grade)

2024: 5.015 million tonnes finished potash products at 60.49% K2O (average grade)

Over the past decade actual mill recovery rates have been between 82.4% and 84.9%, averaging 83.5% (see Figure 20). Given the long-term experience with potash geology and actual mill recovery at Rocanville, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all Nutrien minesites and at Nutrien research facilities. At Rocanville, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Figure 19: Rocanville mill recovery rate over the past 10 years.

18.0	PROJECT INFRASTRUCTURE

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Rocanville. See also Section 5.0.

The Rocanville mine is served by a number of towns and villages within 50 km of the minesite. The nearest towns are Rocanville (15 km distant), Moosomin and Esterhazy (both 50 km distant). The nearest city is Yorkton (100 km distant).

The Rocanville mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. Most finished potash products are shipped by rail over existing track, with some product shipped by truck over the North American Highway System.

At present, high voltage power utilization at the Rocanville is 112 MVA (i.e. 82 MVA to the Rocanville Plant site plus 30 MVA to the Scissors Creek site). The ten-year projection of power utilization indicates that the utility can meet foreseeable future demand.

The Rocanville operation requires a sustained fresh water supply for the milling process which is sourced from two subsurface reservoirs called the Welby Plains Surficial Aquifer and the Welby Plains Middle Aquifer. This provincially licensed water supply provides a source of process water for Rocanville milling operations and usage is regulated by terms of the license issued by the Water Security Agency.

19.0	MARKET STUDIES AND CONTRACTS

Potash from the Company mines (including Rocanville) has been sold on a continuous basis since mining began in 1970. At present, Nutrien products are sold in more than 50 countries, to three types of end-use:

1.	Fertilizer, focused on balanced plant nutrition to boost crop yields to meet the world’s ever-increasing appetite for food (nitrogen, phosphate, potash)

2.	Feed Supplements, focused on animal nutrition (mainly phosphate)

3.	Industrial, focused on products for high-grade food, technical and other applications (nitrogen, phosphate, as phosphoric acid, potash)

The Company owns and operates six potash mines in Saskatchewan and a potash mine in New Brunswick, Canada, which no longer produces potash and was permanently closed in 2018. Over the past three years (2022, 2023, 2024) the Company had potash sales of 39.639 million tonnes. Historical Company potash sales data for the past 10 years are plotted in Figure 20 and Figure 21.

Potash is mainly used for fertilizer, which typically makes up approximately 90% of the company’s annual potash sales volumes. By helping plants develop strong root systems and retain water, it enhances yields and promotes greater resistance to disease and insects. Because it improves the taste and nutritional value of food, potash is often called the “quality nutrient.” Industrial applications of potash include use in soaps, water softeners, de-icers, drilling muds and food products.

Potash fertilizer is sold primarily as solid granular and standard products. Granular product has a larger and more uniformly shaped particle than standard product and can be easily blended with solid nitrogen and phosphate fertilizers. It is typically used in more advanced agricultural markets such as the US and Brazil.

Most major potash consuming countries in Asia and Latin America have limited or no indigenous production capability and rely primarily on imports to meet their needs. This is an important difference between potash and the other major crop nutrient businesses. Trade typically accounts for more than three-quarters of demand for potash, which ensures a globally diversified marketplace.

The most significant exporters are producers with mines in the large producing regions of Canada, the Middle East, and the former Soviet Union, which all have relatively small domestic requirements.

Figure 20: Historical Company potash sales 2015 to 2024 in million tonnes / year.*

*	Company sales data for years prior to 2018 includes only PotashCorp sales.

Figure 21: Historical Company potash net sales 2015 to 2024 in million USD $ / year.*

World consumption of potash fertilizer has grown over the last decade, with the primary growth regions being developing markets in Asia and Latin America. These are countries with expanding crop production requirements, where potash has historically been under-applied and crop yields lag behind those of the developed world. Although temporary pauses can occur in certain countries, the underlying fundamentals of food demand that encourage increased potash application are expected to continue the growth trends in key importing countries. See Figure 22 for world potash production and demand in 2024.

Figure 22: World potash production and demand for 2024E.

Potash is used on many agricultural commodities. Wheat, rice, corn, oilseed, and sugar crops consume over half of the potash used worldwide. Fruits and vegetables are also important users of potash fertilizers, accounting for about 19 percent of the total consumption. The remainder goes to other consumer and industrial crops such as oil palm, rubber, cotton, coffee, and cocoa. See Table 4 for primary potash market profile. This diversity means that global potash demand is not tied to the market fundamentals for any single crop or growing region.

Table 4: Primary Potash Market Profile

Country/Region	Growth Rate*	Key Consuming Crops
China	3.4%	Vegetables, rice, fruits, corn
India	-0.5%	Rice, wheat, vegetables, sugar crops
Other Asia	2.8%	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	5.1%	Soybeans, sugar crops, corn
North America	3.2%	Corn, soybeans

*	5-year CAGR for consumption (2019-2024E)

Global potash shipments are estimated to have reached record levels at approximately 72.5 million tonnes in 2024, an increase of about 4.5 million tonnes from the previous year. Potash consumption has grown at an annualized rate of 2.6 percent over the past 5 years, driven by strong potash consumption trends in all major potash markets.

North American and South American growers applied significant amounts of potash to replenish soil nutrients removed by large harvests. Potash application rates are increasing in China and Southeast Asian countries as a result of increased soil testing and improved agronomic practices, along with a renewed focus on food security in China. Growers in these countries are also increasing acreage of potassium-intensive crops such as fruits, vegetables, and oil palm. India continues to face political barriers to significantly growing potash demand, however, the agronomic need and willingness of farmers to improve yields persists. The Company believes that supportive agriculture fundamentals and the need to address declining soil fertility levels will enable strong demand growth in the years ahead. World potash shipments and consumption in recent years is shown in Figure 23.

Figure 23: World potash shipments and consumption, 2019-2024E.

Canpotex Limited (Canpotex), the offshore marketing company owned by the Company and another Saskatchewan potash producer, handles all sales, marketing and distribution of potash produced by its member companies to customers outside of the US and Canada (including the potash produced at Rocanville).

In North America, Nutrien sells potash to retailers, cooperatives, and distributors, who provide storage and application services to farmers, the end-users. This includes sales to Nutrien’s retail distribution business, which has the largest retail distribution network in North America. Typically, the Company’s North American potash sales are larger in the first half of the year. The primary customers for potash fertilizer products for the Rocanville operation are retailers, dealers, cooperatives, distributors, and other fertilizer producers who have both distribution and application capabilities.

Nutrien’s market research group provides management with market information on a regular basis including global agriculture and fertilizer markets, demand and supply in fertilizer markets and general economic conditions that may impact fertilizer sales. These may include specific market studies and analyses on different topics as may be required. This information is reviewed on a regular basis and the author of this report takes this information into account in understanding the markets and the assumptions within this report.

Plans and arrangements for potash mining, mineral processing, product transportation, and product sales are established by Nutrien and are within industry norms.

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The tailings management strategy at all Nutrien potash mines in Saskatchewan, including Rocanville, is one of sequestering solid mine tailings in an engineered and provincially licenced TMA near the surface plant site. The Rocanville TMA currently covers an area of approximately 653 hectares (1,613 acres) of land owned by the Company. Solid potash mine tailings typically consist of 85% to 95% rock salt (NaCl) and 5% to 15% insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered slurry-wall has been constructed around the entire Rocanville TMA. The slurry-wall provides secondary containment for any saline mine waters, minimizing brine impacts from the TMA to surrounding surface water bodies and near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding subsurface aquifers.

Rocanville currently operates five brine disposal wells near the surface plant of the Rocanville mine (marked in Figure 25) where clear salt brine (i.e. no silt, insolubles, or other waste) is borehole-injected into the Interlake Carbonates, at a depth of approximately 1,200 m to 1,400 m below surface (marked in Figure 7). The disposal wells are provincially licensed and formation water in these extensive deep aquifers is naturally saline.

Emissions to air consisting primarily of particulate matter are kept below regulatory limits through various modern air pollution abatement systems (e.g. dust collection systems built into mill processes) that are provincially licensed. This same procedure is followed at all Nutrien mines in Saskatchewan.

In Saskatchewan, all potash tailings management activities are carried out under an “Approval to Operate” granted by the Saskatchewan Ministry of Environment (MOE), the provincial regulator. Staff at the Rocanville mine actively monitor and inspect operations and routinely report the observations and measurements to the Environmental Protection Branch of MOE. The current Rocanville Approval to Operate has been granted to July 1, 2028, the renewal date.

In terms of long-term decommissioning, environmental regulations in the Province of Saskatchewan require that all operating potash mines in Saskatchewan create a long-term decommissioning and reclamation plan that will ensure all surface facilities are removed, and the site is left in a chemically and physically stable condition once mine operations are complete. Nutrien has conducted numerous studies of this topic, and the most recent decommissioning and reclamation plan for Rocanville was approved by MOE technical staff in January 2022. Because the current expected mine life for Rocanville is many decades into the future, it is not meaningful to come up with detailed engineering designs for decommissioning annually. Instead, decommissioning plans are reviewed every five years, and updated to accommodate new concepts, technological change, incorporation of new data, and adjustments of production forecasts and cost estimates. Any updated decommissioning and reclamation reports generated by this process are submitted to provincial regulatory agencies. For Rocanville, a revised decommissioning and reclamation plan is due to be submitted for MOE review in June 2026.

In addition to the long-term decommissioning plan, provincial regulations require that every potash producing company in Saskatchewan set up an Environmental Financial Assurance Fund, which is to be held in trust for the decommissioning, restoration, and rehabilitation of the plant site after mining is complete. This fund is for all mines operated by Nutrien in the province of Saskatchewan (i.e., Allan, Cory, Lanigan, Patience Lake, Rocanville, and Vanscoy).

Figure 24: Aerial photo showing the Rocanville surface operations, disposal wells, and Tailings Management Area.

21.0	CAPITAL AND OPERATING COSTS

The Rocanville mine has been in operation since 1970; in the years immediately preceding this, major capital investment was made to bring this mine into production. Since then, capital expenditures were made on a regular and ongoing basis to sustain production, and to expand production from time to time.

A major refurbishment and expansion of the Rocanville mine was completed in 2013, increasing nameplate capacity to 6.5 million tonnes of finished potash products per year. This work involved construction of a third shaft, enhancement of hoists and shaft conveyances, major expansions of both mine and mill, improvements to loadout facilities, and some infrastructure improvements. All construction was carried out without significant disruption to existing potash production from the site.

22.0	ECONOMIC ANALYSIS

22.1	FUNDAMENTALS

The Company conducts ongoing and detailed economic analyses on each of its operations and on all aspects of its business. While the Company considers its operating costs and results on a per mine basis to be competitively sensitive and confidential information, the Company is confident that the economic analysis conducted routinely for each of the Company’s operating potash mines is complete, reasonable, and meets industry standards.

On a cash flow basis, The Company’s potash segment generated USD $14,647 million in net sales over the past three years (2022, 2023 and 2024) based on sales volume of 39.639 million tonnes of finished potash products. The annual average realized potash price for manufactured products (includes North American and offshore sales) over a 10-year period (2015 – 2024) is plotted in Figure 26.

Over the past three years (2022, 2023, and 2024) the Rocanville mine produced 14.874 million tonnes of finished potash products. In the past three years (2022, 2023, and 2024), the Rocanville mine accounted for 37% of total potash production at the Company over this period. Rocanville is currently making a positive contribution to the Company’s potash segment.

Given the Company’s previous history (including over 50 years of mining at the Rocanville operation), recent market conditions, and extensive reserve base, the economic analysis for Rocanville has met the Company’s internal hurdle rates.

Figure 25: Historic annual average realized potash price in USD / tonne.*

22.2	TAXES

Royalties are paid to the Province of Saskatchewan in connection with the Company’s Potash operations, which holds most of the mineral rights in the lease areas, and royalties from Freehold lands are paid to various freeholders of mineral rights in the area. The Crown royalty rate is 3 percent and is governed by The Subsurface Mineral Royalty Regulations, 2017. The actual amount paid is dependent on selling price and production tonnes.

Municipal taxes are paid based on site property values to the applicable municipality in Saskatchewan. Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983. This tax, governed by The Potash Production Tax Regulations, consists of a base payment and a profit tax, collectively known as the potash production tax. As a resource corporation in the Province of Saskatchewan, the Company is also subject to a resource surcharge equal to a percentage of the value of its resource sales (as defined in The Corporation Capital Tax Act of Saskatchewan). In addition to this, the Company pays federal and provincial income taxes based on corporate profits from all of its operations in Canada.

23.0	ADJACENT PROPERTIES

The Company’s Rocanville Lease KL 305 is adjacent to the following potash dispositions:

•	Potash Corporation of Saskatchewan Inc. KL 279
•	Mosaic Esterhazy Holdings ULC KLSA 003 B, KL 105 B, and KL 126 C

The Mosaic Company (Mosaic) operates a mine with underground workings within the potash lease areas listed above, which are immediately adjacent to Rocanville Lease KL 305. Nutrien and Mosaic have negotiated a safety buffer between the two companies’ lease areas, where it is agreed that no mining will occur. This buffer ensures that mine workings in one company’s lease area will not impact workings of the other company.

*	Company sales data for years prior to 2018 includes only PotashCorp sales.

24.0	OTHER RELEVANT DATA AND INFORMATION

Not applicable.

25.0	INTERPRETATION AND CONCLUSIONS

Nutrien has a long history of successful potash mining at Rocanville, where potash has been produced for over 50 years. The authors believe that the experience gained mining and milling potash for this length of time has produced a reliable body of information about potash mineralization, mining and milling at Rocanville.

In a Saskatchewan potash mine that has been producing for many decades, reduction of mine life through increased production is counter-balanced by development mining into new mineral land parcels. This increases mine life through increasing the potash Mineral Reserve.

For Rocanville, mine life can be estimated by dividing the total Mineral Reserve (Proven + Probable) of 343 million tonnes by the average annual mining rate (million tonnes of ore hoisted per year). For Rocanville, the mining rate is defined as equal to the actual three-year running average (consecutive, most recent years). The average mining rate at Rocanville over the past three years (2022, 2023 and 2024) was 16.523 million tonnes of potash ore mined and hoisted per year.

If this mining rate is sustained and if Mineral Reserves remain unchanged, then the Rocanville mine life would be 21 years. This estimate of mine life is likely to change as mining advances further into new mining blocks, and / or if mining rates or mining methodologies change.

26.0	RECOMMENDATIONS

Not applicable for a potash mine that has been in operation since 1970.

27.0	REFERENCES

Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects (2011). Retrieve this and related documents from many websites.

The CIM Definition Standards for Mineral Resources and Reserves (2014). Retrieve this and related documents from many websites.

Funk, C., Isbister, J., Leblanc, T., Brehm, R. (2019). How Geophysics is Used to Understand Geohazards in Potash Mines, CSEG Recorder, Vol. 44 No. 07.

Fuzesy, Anne (1982). Potash in Saskatchewan (44p). Saskatchewan Industry and Resources Report 181. https://publications.saskatchewan.ca/#/products/7307.

Gebhardt, E. (1993). Mine planning and design integration, CIM Bulletin, May 1993, pp. 41 – 49.

Government of Saskatchewan (2025). Saskatchewan Mining and Petroleum GeoAtlas. https://gisappl.saskatchewan.ca/Html5Ext/index.html?viewer=GeoAtlas. Accessed January 2025.

Government of Saskatchewan. The Corporation Capital Tax Act of Saskatchewan. Available online at http://www.qp.gov.sk.ca/documents/English/Statutes/Statutes/c38-1.pdf.

Government of Saskatchewan. The Mineral Taxation Act, 1983. Available online at http://www.qp.gov.sk.ca/documents/English/Statutes/Statutes/M17-1.pdf.

Government of Saskatchewan. The Potash Production Tax Regulations. Available online at https://publications.saskatchewan.ca/#/products/1263.

Government of Saskatchewan. The Subsurface Mineral Royalty Regulations, 2017. Available online at http://publications.gov.sk.ca/details.cfm?p=88223&cl=8.

Government of Saskatchewan. The Subsurface Mineral Tenure Regulations, 2015. Available online at http://www.publications.gov.sk.ca/details.cfm?p=72797.

Jones, P. R., and F. F. Prugger (1982). Underground mining in Saskatchewan potash. Mining Engineering, 34, pp. 1677 – 1683.

Nutrien Pilot Plant (2018). Personal communication on density of insoluble minerals in different ore zones.

Prugger, F.F., (1979), The flooding of the Cominco potash mine and its rehabilitation; CIM Bulletin, Vol. 72, No. 807, pp. 86 – 90.

Prugger, F. F. and A. F. Prugger (1991). Water problems in Saskatchewan potash mining – what can be learned from them? Bulletin of the Canadian Institute of Mining and Metallurgy (CIM Bulletin), Vol. 84, No. 945, pp. 58 – 66.

Robertson, David S. and Associates (1978). Summary Report on Evaluation of Potash Assets for Potash Corporation of Saskatchewan. Unpublished consultant’s report to Potash Corporation of Saskatchewan Inc.

Yang, C., Jensen, G., and Berenyi, J. (2009a). The Stratigraphic Framework of the Potash-rich Members of the Middle Devonian Upper Prairie Evaporite Formation, Saskatchewan; Summary of Investigations 2009, Volume 1, Saskatchewan Geological Survey.